

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 30, 2008

By Facsimile and U.S. Mail

Mr. Peter Bojtos
Chief Executive Officer
Fischer-Watt Gold Company, Inc
2582 Taft Court
Lakewood, Colorado 80215

> **Re:** **Fischer-Watt Gold Company, Inc**
> **Form 10-K for the Fiscal Year Ended January 31, 2007**
> **Filed on April 27, 2007**
> **Form 10-QSB for the Quarterly Period Ended October 31, 2007**
> **Filed on December 12, 2007**
> **File No. 000-17386**

Dear Mr. Bojtos:

We issued comments to you on the above captioned filings on January 25, 2008**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 12, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by May 12, 2008**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact John Cannarella at (202) 551-3337 if you have any questions.

Sincerely,

Jill Davis
Branch Chief